Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	June 30,
(Thousands of Dollars)	2026	2025

INCOME
Operating Revenues:
Utility Revenues	$938,087	$809,274
Integrated Upstream and Gathering Revenues	1,294,797	1,098,821
Pipeline and Storage Revenues	280,773	275,235
	2,513,657	2,183,330

Operating Expenses:
Purchased Gas	308,115	211,280
Operation and Maintenance:
Utility	243,444	226,731
Integrated Upstream and Gathering and Other	250,210	189,066
Pipeline and Storage	122,525	119,326
Property, Franchise and Other Taxes	95,449	93,666
Depreciation, Depletion and Amortization	481,951	445,902
Impairment of Assets	—	460,235
	1,501,694	1,746,206

Operating Income	1,011,963	437,124

Other Income (Expense):
Other Income (Deductions)	42,042	34,723
Interest Expense on Long-Term Debt	(130,290)	(140,364)
Other Interest Expense	(18,275)	(14,679)

Income Before Income Taxes	905,440	316,804

Income Tax Expense	230,164	73,263

Net Income Available for Common Stock	$675,276	$243,541

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$7.27	$2.68

Diluted:
Net Income Available for Common Stock	$7.21	$2.66

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	92,882,344	90,728,762

Used in Diluted Calculation	93,624,401	91,404,886